Stran  & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

September 16, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Nasreen Mohammed
Theresa Brillant
Taylor Beech
Erin Jaskot

Re:	Stran & Company, Inc.
Draft Registration Statement on Form S-1
Submitted July 23, 2021
CIK No. 0001872525

Ladies and Gentlemen:

We hereby submit the responses of Stran & Company, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 20, 2021, providing the Staff’s comments with respect to the Company’s draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 Submitted July 23, 2021
Prospectus Cover

1.	We note your disclosure on page 25 that you may seek quotation on the OTCQX Best Market or OTCQB Venture Market if you fail to obtain a Nasdaq listing. Please disclose this on your prospectus cover and in your prospectus summary. Please clearly state, if true, that listing on Nasdaq is not a condition to the offering.

Response: We have revised the Registration Statement to remove the statements that we may seek a quotation for our common stock on the OTCQX Best Market and OTCQB Venture Market if Nasdaq does not approve the listing of our common stock in light of our review of current and expected market conditions.

2.	We note your disclosure on page 26 that your key officers and directors will own a majority of your outstanding common stock after this offering and will therefore have the ability to control all matters submitted for stockholder approval. Please disclose this on your prospectus cover and in your prospectus summary, including the percentage of the voting power they will control after this offering. In addition, to the extent you may qualify as a “controlled company” under Nasdaq rules, please disclose this in your filing, including risk factor disclosure, and state whether you intend to rely on any controlled company exemptions.

Response: We have added the requested disclosure to the prospectus cover and “Prospectus Summary – Summary of Risk Factors” section as to the collective ownership of our officers and directors, including the percentage of the voting power they will control after this offering. Assuming that the shares of common stock included in this offering are sold, which is one of the prerequisites to obtaining the listing of our common stock on Nasdaq, we do not believe that we will qualify as a “controlled company” under Nasdaq Rule 5615(c)(2) immediately after the consummation of this offering because we will not be a company of which more than 50% of the voting power for the election of directors will be held by an individual, a group or another company.

COVID-19 Pandemic, page 7

3.	Please revise here and elsewhere that you discuss the significant increase in your sales and net earnings in 2020 to indicate the extent to which your contract with the U.S. Census program customer was responsible for this increase. Please also indicate the extent to which your sales decline in the first quarter of 2021 is due to the loss of this customer, as your current disclosure suggests that it is due to the impact of COVID. To the extent the decrease in sales in the first quarter of 2021 was due to COVID, please explain why COVID did not have an impact on your 2020 sales and net earnings.

Response: To the extent practicable, we have revised the disclosure in the Registration Statement to indicate the extent to which our contract with the U.S. Census program customer was responsible for the increase in sales and net revenues in 2020 compared to 2019. We have likewise revised to the extent practicable the disclosure in the Registration Statement to indicate the extent to which our sales decline in the first six months of 2021 was due to the loss of this customer. We have also revised to the extent practicable the disclosure in the Registration Statement to indicate how the decrease in sales in the first six months of 2021 compared to the first six months of 2020 was due to losses of both COVID-related sales such as from the market saturation of personal protective equipment and the overwhelming effect of the loss of the contract with the U.S. Census program customer.

Risk Factors
Our business could be materially adversely impacted by the COVID-19 pandemic, page 15

4.	Please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred. In this regard, we note your disclosure that the cost of raw materials and shipping related costs increased significantly in the last twelve months as a result of the COVID-19 pandemic. Please make confirming revisions in the Management’s Discussion and Analysis section.

Response: After reviewing our disclosure in light of the Staff’s comments, we are unable to accurately quantify the effect of the COVID-19 pandemic on the cost of raw materials and shipping-related costs or on our revenue because we are unable to measure the extent to which higher costs or lower revenue were caused by, or merely correlated with, certain COVID-19 pandemic-related developments. As such, we are unable to quantify the impact on our revenues or costs from COVID-19 pandemic-related causes. We have therefore revised our disclosure throughout the Registration Statement to indicate that any effects of the COVID-19 pandemic on our business are based upon our belief.

There is a risk of dependence on one or a group of customers..., page 19

5.	You state that unsophisticated investors or investors that are not aware of the impact of revenue from the U.S. Census customer on your 2020 results may have an expectation of much faster revenue growth. Given your obligation to disclose all material information to potential investors, please make clear throughout your registration statement that your 2019 and 2020 results include the revenue generated from the U.S. census customer, that your engagement with this customer will not continue, and that the revenue increases in these periods do not represent your long-term growth expectations. To the extent you expect that future revenues and net sales could decrease following the loss of this customer, please state this clearly.

Response: We have revised the Registration Statement to make clear throughout that our 2019 and 2020 results include the revenue generated from the 2020 U.S. Census contract, that our engagement with this customer will not continue, that these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond, and do not represent our long-term growth expectations.

We do not expect that future revenues and net sales will necessarily decrease as a result of the discontinuation of revenues generated from the 2020 U.S. Census contract. As such we have not included a statement to that effect in the Registration Statement.

Use of Proceeds, page 31

6.	Please disclose the interest rate and maturity date of your bank line of credit, the balance of which you intend to repay with the offering proceeds. Refer to Instruction 4 to Item 504 of Regulation S-K. Please also provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K in regards to your planned acquisitions and partnerships.

Response: In light of our review of capital markets expectations, we no longer intend to use the proceeds of this offering to repay our bank line of credit. We have therefore revised the “Use of Proceeds” section to remove the statement that we will use “20% of the net proceeds (approximately $[  ] million) for repayment of the balance under our bank line of credit” and instead state that we will use “40% of the net proceeds (approximately $[  ] million) for general working capital and other corporate purposes.” We have also revised the disclosure in the section “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” to state that “Our line of credit agreement with Bank of America has been extended through November 30, 2021 and we do not expect that it will be renewed. We are currently in discussions with other banks and believe that we will secure substantially equivalent financing before our current line expires.” We have also revised the disclosure in the section entitled “Risk Factors – General Risk Factors – Failure of our secured line of credit to renew could strain our ability to pay other obligations” to state, “We do not expect that this line of credit will be renewed beyond November 30, 2021 and are seeking alternative bank financing to replace it. If we are unable to renegotiate, extend or refinance this line of credit with an equivalent line of credit or other financing from another bank, then we may default on the line of credit as well as our other obligations.”

We have included the following disclosure to the section entitled “Use of Proceeds” and conforming changes throughout the Registration Statement: “We plan to use the net proceeds of this offering as follows:

●	25% of the net proceeds (approximately $[ ] million) for acquisitions and partnerships, particularly with the following attributes:

●	Geographic balance, with a focus on acquiring a company in the branded merchandise space based in the Western United States (including Texas, California, Colorado, Oregon, or Washington state) in the $5-10 million revenue range;

●	Smaller promotional companies in the $2-5 million revenue range who lack the programmatic capabilities but have a minimum of 30% gross margins and comparable or improved profitability; and

●	Businesses with complimentary offerings to increase Stran’s portfolio of services and depth of expertise in these additional industries: Packaging; Loyalty & Incentive; Decorators (for screen printer, embroidery, direct-to-garment, rub-on transfers, etc.); and Event/Tradeshow Services”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

7.	We note your disclosure that you generate a majority of your revenue from program business and you believe you can convert your transactional customer base into program customers with much greater revenue potential. Please disclose how you define program revenue as compared to transactional revenue and why you believe program revenue has greater revenue potential. Please also include a breakdown of historical program and transactional revenue. We also note your disclosure that you earn revenue from the sale of promotional products and from service fees. To the extent these categories are different from transactional and program revenue, please include a historical breakdown of these revenue streams as well.

Response: We have revised the Registration Statement in the sections entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations”, “Prospectus Summary – Our Company – Our Growth Strategies – Convert Transactional Customers to Programs” and “Business – Growth Strategies – Convert Transactional Customers to Programs” to provide the following disclosure: “The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years 2019 and 2020, program clients accounted for 70.2% and 77.6% of total revenue, respectively. For the six months ended June 30, 2020 and 2021, program clients accounted for 79.3% and 68.2% of total revenue, respectively. Less than 350 of our more than 2,000 active customers are considered to be program clients. With a larger sales force and other resources, we believe we can convert more of our customer base from transactional customers into program clients with much greater revenue potential. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.”

Our service fees are integral to our sales of promotional products. They do not constitute revenue separate from the sale of promotional products or a separate category of revenue. They are incorporated into both transactional customer and program client business. For example, service fees are charged for shipping and handling of promotional products and setup of online stores for the sale of promotional products.

Management’s Discussion and Analysis

Results of Operations

Comparison of the Year Ended December 31, 2019 and 2020, page 42

8.	Please expand your discussion to provide quantified analysis of the significant drivers behind material changes and any known trends or uncertainties that you reasonably expect will have a material impact on your sales or income. For example, for the year ended December 31, 2020, you attribute the 24.5% increase in sales to an acquisition and organic growth without quantifying the impact. Please also discuss known trends regarding major customers. For each period discussed, please quantify the change in revenue and the impact of changes on the material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Response: To the extent practicable, we have revised the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” of the Registration Statement to provide quantified analysis of the significant drivers behind material changes and any known trends or uncertainties regarding major customers or otherwise that we reasonably expect will have a material impact on our sales or income.

Liquidity and Capital Resources, page 43

9.	We note your disclosure that you believe your current cash levels, with or without the proceeds of this offering, will be sufficient to meet your anticipated cash needs for at least the next 12 months. We also note your disclosure on page 24 that you do not know whether your line of credit will be renewed, and if it is not, you may default on your line of credit as well as your other obligations. Given your intention to repay the balance under your line of credit with the proceeds of this offering, please disclose whether your liquidity discussion assumes the renewal and availability of your line of credit.

Response: In light of our review of capital markets expectations, we no longer intend to use the proceeds of this offering to repay our bank line of credit. We have therefore revised the “Use of Proceeds” section to remove the statement that we will use “20% of the net proceeds (approximately $[  ] million) for repayment of the balance under our bank line of credit” and instead state that we will use “40% of the net proceeds (approximately $[  ] million) for general working capital and other corporate purposes.”

Business, page 52

10.	Please include a description of the material terms of your agreements with CarltonOne, Harte Hanks, and Facilisgroup and file such agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why this is not required.

Response: We have included a description of the material terms of these agreements in appropriate subsections the section of the Registration Statement entitled “Business”. We are not required to file copies of these agreements as exhibits to the Registration Statement because they were made in the ordinary course of business and we are not substantially dependent on any of them.

Management, page 73

11.	We note your disclosure on page 85 that the SEC revoked Long Blockchain Corp’s registration under the Exchange Act on February 22, 2021. Given the overlap in management of Stran & Company and Long Blockchain Corp, in an appropriate place in this section, please disclose this matter and the underlying facts that resulted in such revocation.

Response: We have added disclosure of this matter to a new subsection under “Management” entitled “– Management’s Transactions with Long Blockchain Corp.” and included the underlying facts that resulted in such revocation according to the Commission’s order.

Executive Compensation

Employment Agreements, page 78

12.	We note that you have listed four Named Executive Officers but have only provided a description of the employment arrangements for three of the four. Please include a description of Christopher Rollin’s employment arrangements.

Response: We have revised the Registration Statement under the section entitled “Executive Compensation – Employment Agreements” to include a description of Christopher Rollins’s employment agreement with the Company.

Certain Relationships and Related Party Transactions, page 82

13.	Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.

Response: We have added disclosures for 2018 to the section entitled “Certain Relationships and Related Party Transactions – Transactions With Related Persons”.

Principal Shareholders, page 86

14.	Given Mr. Stranberg has voting and investment power over the shares of common stock held by Theseus Capital via an irrevocable proxy, please add the shares held by Theseus to the total shares held by Mr. Stranberg. Refer to Instructions 2 and 5 to Item 403 of Regulation S-K.

Response: We have revised the section entitled “Principal Shareholders” to include the shares held by Theseus in the beneficial ownership disclosure for Mr. Stranberg.

Financial Statements, page F-1

15.	We note per page 1 that you completed a forward stock split on May 24, 2021, and that references to number of shares have given effect to this split; however, we note that the number of shares presented in the financial statements have not been adjusted. Please tell us your consideration of SAB Topic 4:C in regard to the number of shares presented in your December 31, 2020 and March 31, 2021 financial statements.

Response: We have updated and revised the financial statements to reflect the forward stock split that occurred on May 24, 2021.

Inventory, page F-10

16.	We note that you purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. We also note a finished goods inventory balance of branded products. It would appear that these products have been purchased for resale to specific customers, and therefore, these branded products can not be resold to another customer. In this regard, please tell us the nature of the products that comprise this balance, including whether the balance represents products expected to be sold to specific customers, and if not, how you determined the value of the inventory can be recovered.

Response: The company purchases and maintains finished goods inventory on branded products for specific customers when those products are part of an ongoing program for a customer. The products are specific to those customers and cannot be resold to another customer. However, the large majority of that inventory is guaranteed by customers (over 93% as of June 30, 2021), with those customers contractually obligated to purchase any unsold inventory at the retail price after a specified period of time, typically one year.

The finished goods inventory is for ongoing customer use and expected to be sold to the specific customers for which it was purchased. It is entirely promotional products and includes a mix of items consistent with Stran’s overall product mix.

Revenue Recognition, page F-22

17.	We note per pages 1 and F-8 that in addition to selling branded products, you offer your clients additional services. We also note per page F-23 that you facilitate a reward card program and recognize transaction fees. Please tell us your consideration of presenting net sales of tangible products separately from revenues from services in accordance with Item 5-03(a) of Regulation S-X.

Response: For net sales generated from services related to promotional products, we do not think it is appropriate to separate that revenue because it is directly tied to activity related to the distribution of promotional products and immaterial at less than 1% of our total net sales. An example would be charging a nominal monthly fee to select customers to manage their online store where buyers may purchase their promotional products.

For net sales generated from a reward card program, we have one customer with this type of business and we consider it to be immaterial to our business as it comprises less than 5% of our net sales during the six months ended June 30, 2021.

18.	We note per page 61 that your top five categories of products sold are wearables, writing, drinkware, technology, and events. Please tell us how you considered these different types of categories when determining your disaggregated revenue disclosure. Refer to ASC 606-10-50-5 to 7 and 55-89 to 91.

Response: All of our products are related to our distribution of promotional products and we do not consider it useful to our business for them to be categorized and disaggregated into separate sources of revenue or lines of business because all are part of our one business segment of promotional products distribution. Our promotional products, regardless of the item, share the same revenue recognition policy and are managed by the same department. Our sales often include multiple types of promotional products, with all of the products covered under the same order or agreement and often billed on the same invoice. In light of the foregoing, we have revised the referenced text that previously appeared on page 61 of the Registration Statement under the section entitled “Business – Products and Services – Promotional Product Programs” to state as follows: “We distribute a wide variety of promotional products to our customers, with the most popular promotional products including wearables, writing utensils, drinkware, technology and events-related products.”

Note N: Acquisition, page F-26

19.	Please disclose the amortization period for the acquired customer list in accordance with ASC 350-30-50-1(a)(3).

Response: Amortization of the acquired customer list is straight-line for ten years. This disclosure is now included in Note L to our financial statements for the six months ended June 30, 2021 and 2020 and Note N to our financial statements for the fiscal years ended December 31, 2020 and 2019 included with the Registration Statement.

Exhibits

20.	We note you identified several director nominees in your Management section on page 73. Please file consents for each director nominee as exhibits to your registration statement. Refer to Rule 438 of Regulation C.

Response: We will file the required consents for our director nominees as Exhibits 99.4, 99.5, 99.6, and 99.7 to the Registration Statement.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (617) 501-7423 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Stran & Company, Inc.

By:	/s/ Andrew Shape
Andrew Shape
President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.